Bradford & Bingley

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03045518

SUPPL

SEC MAIL RECEIVED PROC.
DEC 29 2003
WASH. D.C. 187 SECTION

Tel. 01274 806106

17December 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

dw 1/8

RECEIPT ACKNOWLEDGEMENT COPY

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

17December 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

Bradford & Bingley plc

Pre-Close Briefing – 12th December 2003

Bradford & Bingley will today hold a conference call with analysts ahead of the close period commencing 1st January 2004. The Group's preliminary results are due to be announced on 17th February 2004. This statement details the information that will be covered in today's conference call.

Overview

Bradford & Bingley has continued the strong growth in its selective lending business in the second half and profits in its distribution business have recovered. Group profits for the full year will be in line with market expectations.

(A B&B poll of 16 analysts indicates a consensus forecast of profit before tax of £260m and a range from £249m to £266m.)

Strong growth in lending balances and continued improvement in credit quality

- New selective lending has continued to grow strongly during the second half and we will enter 2004 with a healthy pipeline
- Organic growth has been supplemented by £1.4bn of loan portfolios acquired from GMAC-RFC during the year and today we announced our agreement to acquire up to a further £1.4bn of mortgage portfolios from GMAC-RFC in 2004
- The first-year cost of writing the large increase in new business has reduced lending margins in 2003 but the resulting expansion of the loan book secures earnings growth in future years
- All our lending is secured on property. Credit quality across all our loan books continues to be good. Consequently, we remain well provisioned and our second half provision charge will be low

Savings volumes remain stable at the turn of the interest cycle

- Savings balances have remained stable

- Interest rate reductions at the mid-year have had an impact on savings margins in the second half
- The recent increase in interest rates will have a beneficial effect on future earnings

We continue to manage our Treasury and capital base actively

- We are drawing on new and established funding programmes in Europe, the US and the Far East to support our strong lending growth
- We have completed our £150m share buy-back programme
- We issued £250m Upper Tier II capital in April, and a further £200m in December
- As predicted Treasury profits will be slightly lower in the second half having benefited from a falling interest rate environment in the first half on the year

Property Services performance is much improved in the second half

- The Estate Agency business has recovered in the second half as a result of management actions implemented mid-year and a stronger trading performance in the second half
- Our surveying business, SecureMove, has continued to perform well

Continued development of our broking businesses

- Our Charcol and MarketPlace mortgage broking businesses maintained their strong momentum in an active mortgage market
- The mainstream market for investment products remains subdued and we are reducing costs accordingly
- We continue to invest in our premium advice business on the back of the successful acquisitions of Holden Meehan and Aitchison & Colegrave

Market outlook for 2004

- The mortgage and housing markets will be underpinned by historically low levels of interest rates and unemployment
- We anticipate house prices will continue to rise albeit at a more moderate pace than in 2003, supported by the continued shortage of housing stock on the market
- The mortgage market is likely to remain strong, bolstered by an active re-mortgage market

Commenting on the Group's performance, Christopher Rodrigues, Group Chief Executive, said:

"Our second half has been characterised by continued growth in our secured, specialist lending and mortgage broking businesses and a recovery in estate agency. We approach 2004 with continuing strong demand in our core markets and healthy new business pipelines. Our 2004 prospects are enhanced by today's announcement of our agreement to acquire up to a further £1.4bn of mortgage portfolios from GMAC-RFC in 2004."

Disclaimer

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.

If you would like to discuss the information in this statement, please contact:

Investor Relations

Phillip McLelland

01274 806112

Media Relations

Ian Darby 020 7067 5614

Siobhan Hotten 020 7067 5627

Investor Relations Advisers

Macmaster & Company

Kirsten Hendrie

020 7493 9500

Media Relations Advisers

Tulchan Communications

Katie MacDonald-Smith

020 7353 4200

12 December 2003

Bradford & Bingley agrees to acquire up to £1.4bn of mortgage portfolios from GMAC- RFC over the next year

Bradford & Bingley Plc is pleased to announce that it has today signed a further agreement with GMAC-RFC which allows the Group to acquire up to £1.4 billion of mortgage portfolios over the next year. This agreement follows the purchase of a number of similar loan portfolios from GMAC-RFC for a total consideration of £2.0 billion since September 2002.

The acquisition will be made in four tranches, the size of which will be determined by Bradford & Bingley. The minimum consideration for each of the four tranches will be £100 million up to a combined maximum total of £1.4 billion.

The assets will be acquired by Mortgage Express, a wholly owned subsidiary of Bradford & Bingley Plc, and will be funded from the Group's existing resources.

This latest loan portfolio acquisition will increase the Group's managed assets, which stood at £29.4 billion on 30th June 2003, by up to 4.8%. Although the mix of the mortgages acquired will not be finalised until Bradford & Bingley exercises its option to buy each portfolio, they will have similar characteristics to the portfolios the Group previously acquired from GMAC-RFC in September 2002, March 2003 and under the agreement signed in April 2003.

All lending in the portfolios will be secured on residential property and of a credit risk profile comparable to the previous £2.0 billion of similar portfolios acquired. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolios, Mortgage Express will further test the loan books using its own credit scoring process to confirm that they meet the Bradford & Bingley Group's credit standards.

Notes

- Bradford & Bingley has previously acquired a number of similar loan portfolios from GMAC-RFC. A portfolio acquisition was made for a total consideration of £650 million in September 2002. This was followed by a further portfolio purchase in March 2003 for a total consideration of £470 million. The Group announced in April 2003 that it had entered into an agreement with GMAC-RFC to purchase three further mortgage loan portfolios up to a total consideration of £1.05 billion. The three purchases made under this agreement were for respective total considerations of £260 million in May 2003, £151 million in July 2003 and £440 million in November 2003.
- Bradford & Bingley only offers loans secured on property. As at 30th June 2003, its loan portfolio stood at £23.1 billion of which 81% was secured on residential property and 19% secured on commercial property (including Housing

Associations). Buy-to-let lending accounted for around. 35% of the Group's total residential lending assets.

- As at 30th June 2003 Bradford & Bingley had approximately 39,000 buy-to-let customers, around three quarters of whom had mortgages on only one property. The average loan size for total buy-to-let balances at 30th June 2003 was approximately £104,000 nationally and £151,000 in London. The average loan-to-value of the Group's buy-to-let loans was 71% based on original valuation and 62% based on current values. The average income of a typical buy-to-let customer is £60,000 pa.
- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of niche mortgages, including mortgages for the self-employed, buy-to-let and 100% loans.
- The consideration figure includes the assets purchased and a premium payable to GMAC-RFC.

If you would like to discuss the information in this statement, please contact:

Investor Relations	Investor Relations Advisers
Phillip McLelland	MacMaster & Company
01274 806112	Kirsten Hendrie
	020 7493 9500
Media Relations	Media Relations Advisers
Siobhan Hotten	Tulchan Communications
020 7067 5627	Katie Macdonald-Smith
	020 7353 4200

17 December 2003

Bradford & Bingley plc Announces Non-Executive Director Appointment

The Board of Bradford & Bingley plc is pleased to announce that it has today appointed Louise Patten (Lady Patten of Wincanton) as a non-executive director with immediate effect. Also, further to the announcement made on 29 April 2003, Mark Smith has today retired from the Board and Trevor Lewis will retire from the Board on 31 December 2003. George Cox will take over from Trevor as senior independent non-executive director.

Rod Kent, Chairman, said: "I am pleased to welcome Louise Patten to the Board. Louise has considerable experience in the financial services sector and will be a valuable addition to our company as it evolves as a leading selective lender and retailer of property and financial services.

As we announced earlier this year, Mark Smith and my Vice Chairman, Trevor Lewis, retire from the Board after long and distinguished service to Bradford & Bingley. I thank them both and wish them well for the future.

We have now completed the Board restructuring which I signalled at the time of the AGM earlier this year. These changes have included the appointment of two other new non-executive directors, Stephen Webster and Ian Cheshire. We have also strengthened the Board with two additional executive directors, Ian Darby and Robert Dickie."

Louise Patten, Non-Executive Director (49)

Louise is currently Chairman and non-executive director of Brixton plc and a non-executive director of Great Universal Stores plc and Somerfield plc as well as Senior Adviser to Bain & Co. Louise began her career at Citibank and remained in financial services until 1993 when she joined management consultancy, Bain & Co, as Partner. Her previous experience as a non-executive director began at the Hilton Group plc, Harveys Furnishings plc and the Catholic Building Society in 1993.

Ends

For further information please contact:

Investor Relations Phillip McLelland 01274 806316	Media Relations Siobhan Hotten 020 7067 5627